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                                                                                Exhibit 12

                                                              PPG Industries, Inc. and Consolidated Subsidiaries
                                                              Computation of Ratio of Earnings to Fixed Charges*
                                                                              (Dollars In Millions)

                                                                       Year Ended December 31
                                                             ----------------------------------------  Nine Months
                                                                                                          Ended
                                                              1990    1991    1992    1993    1994    Sept 30, 1995
                                                              ----    ----    ----    ----    ----    -------------
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Earnings:
  Earnings before income taxes                               $766.9  $348.1  $537.8  $531.2  $839.8     $984.8
  Plus:
     Fixed charges exclusive of capitalized interest          169.7   177.4   167.2   127.6   108.2       81.5
     Amortization of capitalized interest                       8.8     9.8    10.8    11.1    11.6        8.8
     Adjustments for equity affiliates                         (0.4)    0.9    (1.6)   (0.7)   (2.4)      (2.9)
                                                           ---------------------------------------------------
         Total                                               $945.0  $536.2  $714.2  $669.2  $957.2   $1,072.2
                                                           ===================================================

  Fixed Charges:
    Interest expense including amortization of
      debt discount/premium                                  $150.6  $157.9  $147.4  $107.5   $88.2      $66.5
    Rentals - portion representative of interest               19.1    19.5    19.8    20.1    20.0       15.0
                                                           ---------------------------------------------------
  Fixed charges exclusive of capitalized interest             169.7   177.4   167.2   127.6   108.2       81.5
    Capitalized interest                                       17.2    15.3     7.4     6.0     5.3        6.3
                                                           ---------------------------------------------------
         Total                                               $186.9  $192.7  $174.6  $133.6  $113.5      $87.8
                                                           ===================================================

  Ratio of earnings to fixed charges                           5.06    2.78    4.09    5.01    8.43      12.21
                                                           ===================================================

        *Earnings used to compute this ratio are consolidated earnings before income taxes plus fixed charges exclusive of capitalized interest and less undistributed income of unconsolidated affiliates carried on the equity basis.  Earnings for the periods indicated were affected by (income) charges from business divestitures and realignments as follows, in millions $(0.3), $84.3, $10.4, $126.4, $85.0 and $0.0 respectively for the years ended December 31, 1990, 1991, 1992, 1993, 1994 and the nine months ended
        September 30, 1995.  "Fixed Charges" consist of interest, whether expensed or capitalized (including amortization of debt discount), and that portion of rentals which is representative of interest.

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